Form C

Cover Page

Name of issuer:

Island Company Rum Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/9/2019

Physical address of issuer:

3300 S Dixie Hwy W Palm Bch, FL, 33405

Website of issuer:

https://www.islandcompanyrum.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$143,333.36	$153,437.28
Cash & Cash Equivalents:	$8,881.35	$17,485.27
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$14,659.05	$18,660.79
Cost of Goods Sold:	$7,000.00	$13,750.89
Taxes Paid:	$6,471.29	$268.26
Net Income:	($298,103.92)	($392,414.25)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Island Company Rum Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Spencer Antle	Founder	self	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Spencer Antle	CEO	2019
Spencer Antle	Secretary	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
RUM COMPANY LTD	9050000.0 Series A Convertible Preferred Stock	95.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to the Company and our Business
As we are a development stage business, we have a limited operating history and thus are subject to risks of business development. Island Company Rum, Inc. was recently organized, in 2019, although upon such formation it acquired the membership interests of Rum Company, LLC, which has been in operation since 2013. Accordingly, the Company has onlya limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered inconnection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future.
There can be no assurance that the Company's efforts will result in successful commercialization or further development of the Company's operations, that the Company's marketing efforts will be successful, or that the Company will ever achieve significant (or any) revenue. If the Company fails to achieve its goals outlined, the Company may run out of money to run its operation and as such, the Company would need to raise additional working capital. Failure to do so could result with Investors losing part or all of their money invested.

Our success is dependent on our key personnel.
We believe that our success will depend on continued employment by us of senior management and key technical personnel, especially our Chief Executive Officer, Spencer Antle. If one or more members of our senior management team in the future were unable or unwilling to continue in their present positions, our business and operations could be disrupted or fail. The loss of the services of any of its executive officers within a short period of time could have a material adverse effect on the Company's business. The Company's future success is also dependent upon its ability to attract and retain a significant number of other highly qualified personnel. Competition for such personnel is intense, and if the Company is unable to attract and retain significant numbers of additional key employees, its business, financial condition, and results of operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

Our Directors and our executive officers may have other business interests and obligations to other entities.
None of our directors or officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our director or officers and officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

If we are unable to recruit additional executives and personnel, we may not be able to execute our forecasted business strategy and our growth may be hindered; limited time availability.
Our success largely depends on our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management personnel is intense and there can be no assurance that we will be able toretain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. We do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial condition and results of operations

The Company's results are dependent on successful product initiatives and acceptance by consumers of the Company's business model.
The Company's results are dependent on successful product initiatives and acceptance by consumers of theCompany's products and services and business model. The Company's new or improved product introductions, along withits other product initiatives, are designed to capitalize on customer or
consumer trends. In order to remain successful, the Company must anticipate and react to these trends and develop new or improved products and services to address them. While the Company intends to devote significant resources to meeting this goal, the Company may not be successful in developing new or improved products and services, or its new or improved products and services may not be accepted by customers or consumers.
Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local and regional economies, (ii) anticipated demand for our products and services, (iii) anticipated costs associated with the research and development of our products and services, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares.

We expect to incur losses for the foreseeable future and, if we ever have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems and lease more space for our corporate offices. In addition, we plan to significantly systems and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to fully develop and broaden our service and product offerings, acquire customers, explore opportunities and alliances with other companies and facilitate business arrangements. Expenses mayalso increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. If any one of these and other expenses is not accompanied by increased revenue, our losses will be greater than we anticipate.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain management resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources.
Many, if not all, of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. In any event, the Company expects to compete with a number of companies, many of which have considerably greater financial, personnel, marketing, technical and operating resources. Consequently, such competitors may be in a better position than the Company to take advantage of
customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully.

Management has broad discretion as to the use of proceeds.
We expect that the net proceeds from this Offering will be used for the purposes described under "Use of Proceeds" above. However, the Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company and its stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion Investors must depend.

There may be unanticipated obstacles to the execution of the Company's business model.
The Company's business plans may change significantly. Our business model is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events.
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish the Company' presence in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

We may fail to implement our business plan.
Investors may lose their entire investment if we fail to implement our business plan. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in the early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case Investors may lose their entire investment.

Negative publicity could adversely affect our business and operating results. Negative publicity about our industry or the Company, including the utility of our products and services and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace,
which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims.

Rapid growth may strain our resources.
We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases.
Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Availability of Additional Funds
As of the date of this filing, the Company has a minimal cash balance. Even if we are able to create

As of the date of this filing, the Company has a minimal cash balance. Even if we are able to create additional revenues, we will need to raise additional capital. In order to continue operating, we may need to obtain additional financing, either through borrowings, private offerings, public offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell one or more lines of business or all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, tothe extent available, may be on terms that result in significant dilution to our stockholders or that result in our Investors losing all of their investment in the Company.

The sale of the additional Shares could cause the value of our Shares to decline.
The sale of a substantial number of Shares, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish.

Our Certificate of Incorporation and Bylaws provides for indemnification of the officers and directors.
Our Certificate of Incorporation and Bylaws provides for the indemnification of our officers and directors at our expense and limit their liability to the Company, and this may result in a major cost to us because Company resources may be expended for the benefit of the present or former officers and directors.
The SEC mandates the following disclosure of its position on indemnification for liabilities under the federal securities laws:
"Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable."

General economic conditions and recent events may affect the Company and its operations.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. These conditions have resulted in reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. The short- and long-term impact of these events is uncertain, but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Company are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the ability of the Company to dispose of or realize its assets or investments at favorable multiplesand on the performance of the Company generally, and these or similar events may affect the ability of the Company to execute its investment strategies.

There will exist recourse to the Company's assets.
The Company's assets are available to satisfy all liabilities and other obligations of the Company. If the Company becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Company's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability or to any particular operating subsidiary of the Company.

Regulatory, legal and tax changes may adversely affect the Company.
Legal, tax and regulatory changes, as well as judicial decisions, could adversely affect the Company. In response to the recent global financial crisis, there have been unprecedented legislative and regulatory actions taken by numerous governmental authorities and their agencies. Many of these actions have been directed at the securities industry in general and specific segments of the industry. Additional legislative and regulatory action is likely. Changes to the securities laws and regulations could occur during the term of the Company and may adversely affect the Company and its ability to operate. Such risks are often difficult or impossible to predict, avoid or mitigate. The effect on the Company of any such regulatory or legal changes could be substantial and adverse.

Our financial condition and results of operation will depend on our ability to manage future growth effectively.
Our ability to achieve our investment objective will depend on our ability to grow, which will depend, in turn, on the ability of the Board and the officers it names name to execute on our business plan. The management team of Company will have substantial responsibilities under the Certificate of Incorporation and Bylaws. In addition, the employees of the Company may also be called upon to provide managerial assistance. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

The Company may experience fluctuations in its quarterly results.
The Company could experience fluctuations in its quarterly operating results due to a number of factors, including the level of its expenses; variations in, and the timing of the recognition of, realized and unrealized gains or losses; the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Declining economic conditions could negatively impact our business.
Our operations are affected by local, national and worldwide economic conditions. Markets in the United States and elsewhere have been experiencing extreme volatility and disruption since the commencement of the Coronavirus pandemic and the consequences of a potential or prolonged recession may include a lower level of economic activity and uncertainty regarding real estate pricing. While the ultimate outcome and impact of the current economic conditions cannot be predicted, a lower level of economic activity might result in a decline in consumer spending and resulting instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital and conduct our operations.

Risks Related to the Company's Operations and IndustryIf we fail to retain and add customers, or if our customers decrease their level of engagement with our products and services, our revenue, financial results, and business may be significantly harmed.
The size of our customer base and our customers' level of engagement are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active customers of our products and services. If people do not perceive our products and services to be useful, reliable, and trustworthy, we may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement.
User engagement can be difficult to measure, particularly as we introduce new and different

User engagement can be difficult to measure, particularly as we introduce new and different products and services. Anynumber of factors could potentially negatively affect user retention, growth, and engagement, including if:
customers increasingly buy other competitive products or services; there are adverse changes in our products and services that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;
we fail to provide adequate customer service to customers, marketers, developers, or other partners; or.

- we fail to introduce new products or services that customers find engaging or if we introduce new products or services that are not favorably received;
- there are decreases in customer sentiment about the quality or usefulness of our products and services;
- technical or other problems prevent us from delivering our products and services in a rapid and reliable manner or otherwise affect the customer experience;

we, developers whose products and services are integrated with our products and services, or other partners and companies in our industry are the subject of adverse media reports or other negative publicity.

If we are unable to attract and increase our customer base our revenue and financial results may be adversely affected.
Any decrease in customer retention, growth, or engagement could render our products and services less attractive to customers, marketers, and developers, which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations. If our active customer growth rate does not increase or later slows, we will become increasingly dependent on our ability to maintain or increase levels of customer engagement and monetization in order to drive revenue growth.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.
We face significant competition in every aspect of our business and we compete with companies that offer products and services that replicate capabilities we provide. There are other similarly situated businesses competing in the same market with significant funding and expertise. There is a possibility that other business similar to our business could saturate the market with a supply that exceed the demands of the market. This presents an ever present threat to our business.

Action by governments to restrict access to our products and services in their countries could substantially harm our business and financial results.
It is possible that governments of one or more countries may seek to restrict access to our products and services from their country entirely, or impose other restrictions that may affect the accessibility of our products and services in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict access to our products and services if they consider us to be in violation of their laws. In the event that restrictions are imposed on our products and services, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our customer base may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

Our products and services could fail to attract or retain customers or generate revenue and profits.
Our ability to retain, increase, and engage our customer base and to increase our revenue depends
heavily on our ability to continue to evolve our existing products and services and to create successful new products and services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing products and services or acquire or introduce new and unproven products and services, including using technologies with which we have little or no prior development or operating experience. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with marketers and developers, and our business and results of operations could be harmed.

If events occur that damage our reputation and brands, our ability to expand our base of customers may be impaired, and our business and financial results may be harmed.
We believe that maintaining and enhancing our brand will be is critical to expanding our base of customers. Maintaining and enhancing our brands will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products and services, which we may not do successfully. We may introduce new products and services or terms of service or policies that customers do not like, which may negatively affect our brands. We also may fail to provide adequate customer service, which could erode confidence in our brands. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business.
Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or customers' data.Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data could resultin the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking havebecome more prevalent in our industry. Such attacks may cause interruptions to the services we provide, degrade the userexperience, cause customers to lose confidence and trust in our products and services, or result in financial harm to us. Our efforts to protect our Company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats thatevolve. In addition, third parties may attempt to fraudulently
induce employees or customers to disclose information in order to gain access to our data or our customers' data. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security.
In addition, some of our partners may receive or store information provided by us or by our customers throughmobile or web applications integrated with our products and services. We will provide limited information to such third parties based on the scope of services provided to us.

However, if these third parties fail to adopt or adhere to adequate datasecurity practices, or in the event of a breach of their networks, our data or our customers' data may be improperly accessed, used, or disclosed.

Affected customers or government authorities could initiate legal or regulatory actions against us in connection with any security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding manufacture and sales of liquor, privacy, data protection, competition, consumer protection, and other matters and many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including the manufacture and sale of liquor, privacy, data protection, and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our customers or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive transnational data that is critical to our operations, including data relating to customers or partners outside the United States, and those laws and regulations are uncertain and subject to change. Proposed or new legislation and regulations could also significantly affect our business.

These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products and services, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

Our success is dependent upon our ability to adapt to and offer products and services that keep pace with evolving technology related to our businesses.

The success of our products and services is affected by changing technology and evolving industry standards. Our ability to anticipate or respond to such changes and to develop and introduce new and enhanced products and services, including, but not limited to, gaming content and interactive gaming products and services, on a timely basis or at all is a significant factor affecting our ability to remain competitive, retain existing contracts or business and expand and attract new customers and players. There can be no assurance that we will achieve the necessary technological advances or have the financial resources needed to introduce new products or services on a timely basis or at all.

We expect to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights.

In the United States and internationally, we expect to file various applications for protection of certain aspects of our intellectual property. In addition, in the future we may acquire additional trademarks, patents or patent portfolios, which could require significant cash expenditures. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have generally taken measures to protect our proprietary rights, there can be no assurance that others will not offer products and services or concepts that are substantially similar to ours and compete with our business. Any of these events could have an adverse effect on our business and financial results.

We may become party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations.

Companies in industries such as ours own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Furthermore, from time to time we may introduce or acquire new products and services, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims from competitors and non- practicing entities.

We may receive notice letters from patent holders alleging that certain of our products and services infringe their patent rights. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms

of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of the disputes and litigation referred to above.

Our reputation and ability to attract, retain, and serve our customers is dependent upon the reliable performance of our products and services and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our products and services are unavailable when customers attempt to acquire them, customers may not use our products and services as often in the future, or at all.

Our internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected.

Our internal systems will rely on software, including software developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, our internal systems will depend on the ability of such software to store, retrieve, process, and manage large amounts of data. The software on which we rely may contain, undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may delay product introductions or enhancements, compromise our ability to protect the data of our customers and/or our intellectual property or lead to reductions in our ability to provide some or all of our products or services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of customers, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Our success will be dependent upon public acceptance of our products and services, which is difficult to predict.

Consumer acceptance of our products and services is key to the success of our business and our ability to generate revenues. Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. We will invest substantial capital in our product before learning the extent to which they will garner consumer acceptance. In addition, general economic conditions affect our customers' spending and therefore their willingness to acquire our products and services. Consumer acceptance of our products and services has a significant impact on the revenues we are able to generate. As a result, alack of consumer acceptance of our products and services could have a material adverse effect on our results of operations in a particular period or longer term

The development of alternative products and services for consumers could have, an adverse effect on our revenue and profitability.

In response to perceived consumer demand, other companies are continuing to develop alternative product offeringsfor consumers. To the extent these alternative products and services are widely accepted

by consumers in lieu of our products and services, we could experience a decline in customers, which could lead to lower revenues.

Our marketing programs may not be successful.

We believe our brand is critical to our business. We will incur costs and expend other resources in our marketing efforts to raise brand awareness and attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of revenues or growth. Additionally, most, if not all, of our competitors have greater financial resources, which enable them to spend significantly more than we are able to on marketing and advertising. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

The Company's business plan is unproven.

The success of our business depends on the successful development and launch of our products and services and the broad and widespread use of them by consumers. Our target market may not fully embrace our products and services and our business objectives may fail to materialize as projected and our business may fail. In such an event, Investors could lose all or part of their investment.

Industry adoption of the Company's products and services is uncertain.

The success of our new and existing products and services is uncertain and may not be adopted by the industry or customers. In addition, new products and services and enhancements may pose a variety of technical challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products, services or enhancements could seriously harm our business, financial condition, and results of operations.

We are susceptible to adverse economic conditions.

While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse global economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters and Company-operated locations, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to continue our operations. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations.

Our risk management efforts may not be effective which could result in unforeseen losses.
We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, including our scoring methodology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.

There is no public market for the Shares, so Investors may be unable to dispose of their investment.
There is no public market for our Shares. Even if a potential buyer could be found, the transferability of Shares is restricted by the provisions of the Securities Act and the laws and regulations of the individual states and countries where the Shares are being offered and sold, which generally prohibit transfer absent a registration of such Shares with the applicable regulatory authority or an exemption from the registration requirements of such regulatory authority.

Investors should expect to hold their Shares for an indefinite period of time.
You have no rights to redeem Shares or withdraw from the Company or to otherwise obtain the return of your investments. Therefore, you must be capable of bearing the economic risks of this investment with the understanding that your interest in the Shares may not be liquidated for some time. You should expect to hold your Shares for an indefinite period of time.

You have no ability to withdraw from your investment.
You do not have the ability to have your Shares redeemed. Generally, your ability to withdraw from yourinvestment is limited to situations where you are able to transfer your Shares to another person,
which transfers are subject to limits as described herein.

The Company's management will have broad discretion over the use of the net proceeds from this Offering.
At present, the net proceeds of the Offering are expected to be used for the following purposes in the following order: (a) first towards the fees and expenses associated with this Offering, expected to be up to approximately $25,000,including legal, auditing, accounting, transfer agent, and other professional fees; (b) second towards the costs as described above; and (c) the balance towards working capital and general corporate purposes, including selling, general and administrative expenses. The failure by the Company's management to apply these funds effectively could have a material adverse effect on the Company and the value of the Shares.

Only certain persons and entities are able to acquire Shares.
Only limited categories of persons and entities may purchase Shares. The Company expects that these limitations will limit liquidity in the Shares, and the limitations may have a material adverse effect on the development of any trading market in the Shares. The Shares have not been registered under the Securities Act or any United States state securities laws or under the securities laws of any other jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. No action has been taken in any jurisdiction to permit a public offering of the Shares. Consequently, it is expected that there will only be a limited number of holders of Shares and a purchaser of the Shares and an owner of beneficial interests in those Shares must be able to bearthe economic risk of their investment in the Shares indefinitely.

Risks Related to the Shares
The Shares are unregistered, restricted securities and are subject to limited transferability.
The Shares should be considered a long-term, illiquid investment. The Shares have not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Shares are not registered under any state securities laws that would permit their transfer. Because of these restrictions and the absence of an active trading market for
our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation.

The Shares have limited voting power have no entitlement to any distributions or dividends.
Each Share is entitled to one vote on any matter required to be submitted to the holders of the Common Stock pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law. The Shares are only entitled to receive dividends or distributions as determined by the Board, and the Board is not obligation to declare any such dividends or distributions. In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the Shares are currently entitled to receive any distribution of any of the assets or surplus funds of the Company

There may be adverse tax consequences for Investors upon certain future events.
Each Investor must seek its own tax advice in connection with an investment in the Shares. An investment in the Shares may result in adverse tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Shares.

The offering price of the Shares has been determined arbitrarily.
The price of the Shares has not been determined by any independent financial evaluation, market mechanism or by any auditors, and is therefore, to a large extent, arbitrary. No audit firm will review management's valuation and, therefore, there will be no opinion from any such firm as to the fairness of the offering price as determined by our management. As a result, the price of the Shares in this Offering may not reflect the value perceived by the market. There can be no assurance that the Shares will be worth the price for which they are offered and Investors may, therefore, lose a portion or all of their investment.

If the Company ceases operations the Shares will have limited or no value or use.
The Company is conducting this Offering to raise capital for the purposes as described above and to fund ongoing operations. In the event that the Company is unable to successfully pursue its operations. the Shares will have limited or no value or use.

There are risks associated with markets for Shares.
If secondary trading of Shares is facilitated by third-party exchanges, such exchanges may be relatively new and subject to little or no regulatory oversight, making them more susceptible to fraud or manipulation. Furthermore, to the extent that third parties do ascribe an external exchange value to Shares
(e.g., as denominated in a digital or fiat currency), such value may be extremely volatile and diminish to zero.

There is a risk of uninsured losses.
Unlike bank accounts or accounts at some other financial institutions, Shares are uninsured unless a holder specifically obtains private insurance to insure them. Thus, in the event of loss of a Share or loss of value, there is no public insurer or private insurance arranged by the initiator to offer recourse to a holder of a Share.

There is no established public market for our Shares and one may not develop.
There is no established trading market for the Shares and one may not develop. If and when the Shares become transferable, they may only be traded on very limited range of venues, including U.S. registered exchanges or regulated alternative trading systems for which a Form ATS has been properly submitted to the SEC.
Investors should be prepared to hold their Shares indefinitely. Moreover, even if the Shares become transferable, we may rely on technology, including smart contracts, to implement certain restrictions on transferability in accordance with the federal securities laws. There can be no assurance that such technology will function properly, which could result in technological limitations on transferability and expose the Company to legal and regulatory issues. Therefore, we cannot assure you that you will be able to sell your Shares at a particular time or that the price you receive when you sell will be favorable.

The Shares are subject to significant transfer restrictions under the securities laws.
The Shares have not been registered under the Securities Act, the securities laws of any state of or the securities laws of any other jurisdiction and therefore cannot be resold, except as described in the section entitled "Transfer Restrictions ." These restrictions may adversely impact your ability to resell the Shares or the price at which you may be able to resell them, if at all. Shares are not redeemable at the option of the holder and holders of Shares will not have the right to withdraw their capital. It is not contemplated that the Shares will ever be registered. No public market for the Sharesmay develop. Each subscriber in the United States will be required to represent that it is a qualified investor underapplicable securities laws and that it is acquiring the Shares for investment purposes and not with a view to resale or distribution. Further, each Investor must represent that it will only sell or transfer its Shares in accordance with the restrictions set forth under "Transfer Restrictions" in this Term Sheet and
in a manner permitted by applicable laws and regulations. Consequently, Investors must be prepared to bear the risk of an investment in Shares for an extended period of time

If the Shares ever become transferable, such transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.
In the event that the Shares become tradeable on an exchange or pursuant to permitted peer-to-peer transfers, transactions in the Shares may be irreversible, and, accordingly, a purchaser of the Shares may lose all of his or her investment in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures or cyber-security breaches. If applicable, real-time settlement would further increase the risk that correction of trading errors may be impossible and losses due to fraudulent or accidental transactions may not be recoverable.

There is no assurance that purchasers of the Shares will receive a return on their investment. The Shares are highly speculative and any return on an investment in the Shares is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that purchasers will realize any return on their investments or that their entire investments will not be lost. For this reason, each prospective Investor should carefully read this Term Sheet and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the Shares. Investors should only make an investment in the Shares if they are prepared to lose the entirety of such investment.

The application of the "penny stock" rules could adversely affect the market price of our Shares and increase your transaction costs to sell those Shares.
The SEC has adopted rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:
● that a broker or dealer approve a person's account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
● obtain financial information and investment experience objectives of the person, and
The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:
● sets forth the basis on which the broker or dealer made the suitability determination and
● that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for Investors to dispose of our Shares and cause a decline in the market value of our stock.

Investors must undertake their own due diligence.
This Term Sheet and its exhibits include limited information regarding the Company, our current and future business and operations, our management and our financial condition. While we believe the information contained in this Term Sheet is accurate, such document is not meant to contain an exhaustive discussion regarding the Company. We cannot guarantee any Investors that the abbreviated nature of this Term Sheet will not omit to state a material fact which an Investor may believe to be an important factor in determining if an investment in the Shares offered hereby

are appropriate for the Investor. As a result, each Investor is required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in this Term Sheet. This investment is suitable only for investors who have the knowledge and experience to independently evaluate the Company, our business and prospects.

The limited marketability of the Shares may adversely affect your ability to transfer and pledge the Shares.

The Investor must represent that they are purchasing the Shares for their own account for investment purposes and not with a view to resale or future distribution. You may not sell, assign, transfer, or encumber your Shares unless the Company other than in compliance with all applicable securities laws.

There is no public trading market for the Shares.

There is no established public trading marketing for the Shares and there can be no assurance that

one will ever develop. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the Shares. As a result, Investors may not find a purchaser for the Shares. Only accredited investors with no need for immediate short-term liquidity should purchase the Shares.

The market value of the Shares may decrease due to factors beyond our control.

Broad market fluctuations may adversely affect the market value of the Shares. The market value of the Shares may also fluctuate significantly in response to the following factors, most of which are beyond our control:

·variations in our quarterly operating results,

· changes in general economic conditions,

· changes in market valuations of similar companies selling similar products and services

· announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures, or capital commitments,

· poor reviews;

· loss of a major customer; and

· the addition or loss of key managerial and collaborative personnel.

Any such fluctuations may adversely affect the market value of the Shares, regardless of our actual operating performance. As a result, Investors may be unable to sell the Shares (even if permitted by applicable securities laws), or may be forced to sell at a loss.

The Shares will be subordinated to any of our debt that is secured and subordinated to our existing and future unsecured debts.

The Shares will be junior to any of our debt obligations. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our debt, if any, our assets will be available to pay returns or dividends or distributions on the Shares only after all debt, if any, has been paid in full from those assets.

Tax Risks

You are urged to consider the United States federal income tax consequences of owning the Shares as there may be adverse tax consequences for Investors upon certain future events.

Each Investor must seek its own tax advice in connection with an investment in the Shares. An investment in the Shares may result in adverse tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Shares. This Term Sheet does not address the tax consequences of an investment in the Shares.

We could become involved in claims or litigations that may result in adverse outcomes. From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 50% marketing and advertising (online, social, & select tv & print), 20% cost of goods, 22.1% operations & overhead, 7.9% towards WeFunder fees

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If we raise: **$124,000**

Use of Proceeds: 50% marketing and advertising (online, social, & select tv & print), 20% cost of goods, 22.1% operations & overhead, 7.9% towards Wefunder feesReaching our maximum goal raise will allow us to embark on a massive marketing campaign, pushing the brand across television networks, and other media outlets, hire staff and lease office space, while reaching the minimum raise goal will not.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering.

offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company (**"Preferred Stock"**), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

i. the total value of the Investor's investment, divided by
   a. the price of **Preferred Stock** issued to new Investors multiplied by
   b. the **discount rate** (95%), or
ii. if the valuation for the company is more than **$20,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
   a. the Valuation Cap divided by
   b. the total amount of the Company's capitalization at that time.
iii. For investors up to the first **$100,000.00** of the securities, investors will receive a valuation cap of **$18,000,000.00** and a discount rate of 95.0%.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
ii. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
iii. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	10,000,000	975,000	Yes
Common Stock	200,000,000	12,467,345	Yes

Securities Reserved for

Class of Security	Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

Describe any other rights:

Our common stock has one (1) vote per one (1) share. Our preferred stock has super voting rights of one-thousand (1,000) votes per one (1) share. In the event of a conversion event as outlined in the SAFE agreement and Q13, the SAFE holders will receive SAFE Preferred stock. Thus investors will have a liquidation preference over common stock holders but will not have the 1000x voting power given to Preferred stockholders.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$27,551	General operations
12/2022	Regulation D, Rule 506(c)	Common stock	$600,000	General operations
12/2024	Section 4(a)(2)		$1,531,520	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Spencer Antle
Amount Invested	$1,531,520.00
Transaction type	Other
Issue date	12/30/24
Relationship	CEO

Capital Contribution

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Island Company Rum Inc. was incorporated in the State of Delaware in January 2019. The Company markets and sells rum products and is in an early stage of operations. The business requires capital to support operations, brand development, distribution expansion, and working capital.

Milestones

Island Company Rum Inc. was incorporated in the State of Delaware in January 2019.

Since then, we have:

- This is a fully operational relaunch of a proven success, not another high-risk start-up.

- ZERO sugar, carbs, gluten, this 60-calorie rum is perfect for today's clean, healthy lifestyles.

- Won many globally significant awards, showing status as a top, Ultra Premium product worldwide.

- 700% growth from 2022 to 2023.

- Converting females and non-rum drinkers from vodka and tequila, not just other rums.

- Vodka, Tequila, and Whiskey are crowded with sameness. Ultra Premium Rum is highly undervalued.

- Rapid growth into 35 states, via Total Wine, Reserve Bar, Caskers, UberEats and more.

Historical Results of Operations

- *Revenues & Gross Margin.* For the year ended December 31, 2025, revenue was $14,659.05, compared to $18,660.79 for the year ended December 31, 2024. Our gross margin was 52.25% in fiscal year 2025, and 26.31% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $143,333.36, including $8,881.35 in cash. As of December 31, 2024, the Company had $153,437.28 in total assets, including $17,485.27 in cash.

- *Operating Expenses and Net Loss.* The Company has had net losses of $298,103.92 and net losses of $392,414.25 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* Liabilities were $0.00 as of December 31, 2025 and $0.00 as of December 31, 2024.

Related Party Transaction

Refer to Question 26 for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,676,392 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

The Company has experienced negative operating cash flows in each period presented. For 2025, financing inflows were $290,500.00 and net cash used in operating activities was $(299,103.92). For 2024, financing inflows were $409,520.00 and net cash used in operating activities was $(399,510.25). The Company will require additional financing to continue operations. There can be no assurance that such financing will be available when needed, on acceptable terms, or at all.

Runway & Short/Mid Term Expenses

Island Company Rum Inc. cash in hand is $4,384, as of April 2026. Over the last three months, revenues have averaged $6,000/month, cost of goods sold has averaged $2,000/month, and operational expenses have averaged $150,000/month, for an average burn rate of $146,000 per month. Our intent is to be profitable in 6 months.

Since the date of our financials, we have partnered a distributor agency who's job it is to find new distributors for us across the country and manage their relationships. We have opened distribution in Turk and Caicos, Cayman Islands, US Virgin Islands, and the British Virgin islands.

We expect revenues and expenses over the next 6 months to be $200,000 and $387,000 respectively.

We are not profitable as of yet, we estimate to need $250,000 and take 3-6 months. We have a wide distribution network that should provide us needed capital and the ability to expand and hire proper staff.

Besides the funds raised through Wefunder and injections from the founder we plan to raise from periodic investors. Plans are to spend very minimal money until money comes in to properly fund

periodic investors. Plans are to spend very minimal money until money comes in to properly fund the business.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Spencer Antle, certify that:

(1) the financial statements of Island Company Rum Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Island Company Rum Inc. included in this Form reflects accurately the information reported on the tax return for Island Company Rum Inc. filed for the most recently completed fiscal year.



Spencer Antle
Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
>
> ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.islandcompanyrum.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Island CO rum EB
SPV Subscription Agreement
Island Co Rum SAFE

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Spencer Antle

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Island CO rum EB
- SPV Subscription Agreement
- Island Co Rum SAFE

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Spencer Antle

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information

information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate
☑ I agree to the Wefunder Listing Agreement
☑ I agree to the Lead Investor Agreement
☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Island Company Rum Inc.

By

Spencer Antle
CEO/Creative Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Spencer Antle
CEO/Creative Director
4/30/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.